CHINACACHE INTERNATIONAL HOLDINGS LTD.

6/F, Block A, Galaxy Plaza

No. 10 Jiuxianqiao Road Middle, Chaoyang District

Beijing, 100015

People’s Republic of China

December 31, 2012

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Megan Akst, Staff Accountant

Mark Shuman, Legal Branch Chief

Gabriel Eckstein, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: ChinaCache International Holdings Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2011 (the “2011 Form 20-F”)

Filed April 24, 2012 (File No. 001-34873)

Dear Ms. Collins, Ms. Akst, Mr. Shuman and Mr. Eckstein:

The Company has received the letter dated December 14, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 Form 20-F. The Company would like to request an extension to the deadline for responding to the letter, as it needs more time to prepare the response. It will provide its response to the letter via EDGAR no later than January 14, 2013.

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4850.

Thank you very much.

Very truly yours,

/s/ Song Wang
Song Wang
Chairman and Chief Executive Officer

cc:

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

John Qian, Partner, Ernst & Young Hua Ming LLP